

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2024

Eric Alexander
Chief Financial Officer
U.S. Gold Corp.
1910 East Idaho Street
Suite 102-Box 604
Elko, NV 89801

> **Re: U.S. Gold Corp.**
> **Form 10-K for the Fiscal Year ended April 30, 2023**
> **Filed July 31, 2023**
> **File No. 001-08266**

Dear Eric Alexander:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation